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                          May 26, 2022

       Amir Ben-Yohanan
       Chief Executive Officer
       Clubhouse Media Group, Inc.
       3651 Lindell Road, D517
       Las Vegas, Nevada 89103

                                                        Re: Clubhouse Media
Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 20, 2022
                                                            File No. 333-265091

       Dear Mr. Ben-Yohanan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alyssa
Wall at 202-551-8106 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Craig D. Linder, Esq.